UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-32467

(Check One): [X ] Form 10-KSB	[_] Form 20-F	[_] Form 11-K	[_] Form 10-QSB	[_] Form N-SAR

For Period Ended: December 31, 2007

               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR

               For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant:  Global Realty Development Corp.

Former name if applicable:

Address of principal executive office (Street and number): 11555 Heron Bay Boulevard, Suite 200

City, state and zip code:  Coral Springs, Florida. 33076

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]
(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is in the process of preparing and reviewing the financial information of the registrant.  The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required review of the registrant’s financial information, could not be completed without incurring undue hardship and expense.  The registrant undertakes the responsibility to file such annual report no later than fifteen days after its prescribed due date.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Robert D. Kohn, Chief Financial Officer	(954) 509-9830
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in results of operations for the quarter ending December 31, 2007 compared to the corresponding period for the quarter ending December 31, 2006.  These changes are a result of the Company’s discontinued operation of its real estate and entertainment operations. Because the Company is presently in the process of securing updated valuations of its inventories of lots held for sale in Australia, securing a valuation of a memorabilia collection carried on its balance sheet at $3,080,000, and valuation of goodwill in the amount of $12,794,000 relating to the acquisition of the entertainment subsidiaries which have been discontinued, the Company does not yet have all the information it needs to complete the preparation of its financial statements and therefore it cannot quantitatively estimate the anticipated change. Any significant reductions in such valuations from the amounts presently carried as of December 31, 2007 may have a significant impact on 2007 reported earnings.

The description and financial information provided herein is intended only as a summary, is not final, and is unaudited.  None of the information should be relied upon for any purpose other than as required by instructions to this Form 12b-25.

Global Realty Development Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2007	By:	/s/ Robert D. Kohn
Robert D. Kohn
Chief Financial Officer

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